APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Mushroom Culture LLC

Financial Statements and Report

December 31, 2022 and 2021

Table of Contents



Independent Accountant's Review Report

To Management of:
Mushroom Culture LLC

We have reviewed the accompanying financial statements of Mushroom Culture LLC (the Company), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements

for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Mushroom Culture LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
October 16, 2023

Mushroom Culture LLC
Balance Sheet (Unaudited)
As of December 31, 2022 and 2021

	Note	2022	2021
Assets			
Current Assets			
Cash and cash equivalents	1.g	$ 4,024	$ 5,163
Total Current Assets		4,024	5,163
Noncurrent Assets			
Property, plant, and equipment	2	5,395	5,395
Total Noncurrent Assets		5,395	5,395
Total Assets		9,419	10,558
Liabilities & Members' Equity			
Liabilities			
Current Liabilities			
Accounts payable and accrued expenses		-	-
Debt, current	3	4,725	4,725
Total Current Liabilities		4,725	4,725
Noncurrent Liabilities			
Debt, noncurrent	3	4,326	8,833
Total Noncurrent Liabilities		4,326	8,833
Total Liabilities		9,051	13,558
Members' Equity		368	(3,000)
Total Liabilities & Members' Equity		$ 9,419	$ 10,558

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mushroom Culture LLC

Statement of Income (Unaudited)

For the years ended December 31, 2022 and 2021

	Note		2022		2021
Revenues	1.i	$	60,948	$	73,877
Cost of goods sold			45,265		37,633
Gross Profit (Loss)			15,683		36,244
Operating Expenses					
Advertising and promotion	1.k		1,141		-
Automobile			455		6,780
Insurance			245		-
Legal and other professional fees and services			325		-
Office expenses			4,360		14,652
Equipment and supplies			3,703		-
Depreciation			1,917		5,395
Total Operating Expenses			12,146		26,827
Net Income (Loss)		$	3,537	$	9,417

5

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mushroom Culture LLC
Statement of Changes in Members' Equity (Unaudited)
For the years ended December 31, 2022 and 2021

	Total Members' Equity
Balance at January 1, 2021	$ (12,417)
Net income (loss)	9,417
Balance at December 31, 2021	(3,000)
Net income (loss)	3,537
Member distributions	(169)
Balance at December 31, 2022	$ 368

Mushroom Culture LLC
Statement of Cash Flows (Unaudited)
For the years ended December 31, 2022 and 2021

	2022	2021
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ 3,537	$ 9,417
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization	1,917	5,395
Net Cash Provided by (Used in) Operating Activities	5,454	14,812
Cash Flows from Investing Activities		
Purchase of property, plant, and equipment	(1,917)	(6,439)
Net Cash Provided by (Used in) Investing Activities	(1,917)	(6,439)
Cash Flows from Financing Activities		
Repayment of debt	(4,507)	(4,725)
Distributions to members	(169)	-
Net Cash Provided by (Used in) Financing Activities	(4,676)	(4,725)
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	(1,139)	3,648
Cash, cash equivalents, and restricted cash at beginning of year	5,163	1,515
Cash, Cash Equivalents, and Restricted Cash at End of Year	4,024	5,163

Reconciliation of Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents	$ 4,024	$ 5,163

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Mushroom Culture LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

1. Summary of significant accounting policies

a. Nature of operations

Mushroom Culture LLC (the Company) is a mushroom farm based in Shawnee, Kansas. It provides gourmet mushrooms (oysters, lions mane, chestnut, and poplar mushrooms) to many of the fine dining establishments in the Kansas City Metro area.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

e. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

Mushroom Culture LLC
Notes to the Financial Statements
For the years ended December 31, 2022 and 2021

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

f. Concentrations of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

g. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. As of December 31, 2022 and 2021, cash consisted of deposits held in business checking accounts in the United States.

h. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance

are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

Depreciation is provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

Machinery and equipment	5 - 7 years

i. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company derives its revenues from wholesaling mushrooms to local restaurants and recognizes revenue on shipping of product.

j. Cost of goods sold

Cost of goods sold includes the following expenses; raw material costs such as mushroom cultures, spawn and substrate, packaging costs, purchasing and receiving costs, manufacturing labor

and overhead, inbound freight charges.

k. Advertising expenses

Advertising and promotional costs are expensed as incurred.

l. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Property, plant, and equipment

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances are as follows:

	2022	2021
Machinery and equipment	$ 15,654	$ 13,737
Total Accumulated Depreciation	(10,259)	(8,342)
Total	$ 5,395	$ 5,395

Depreciation expense was $1,917 and $5,395 for the years ended December 31, 2022 and 2021, respectively.

3. Long-term debt

Long-term debt consists of the following:

	2022	2021
Loan payable, interest at 9.74% per annum, repayable in monthly payments of $500 including interest, due December 1, 2024, secured by assets of the Company	$ 9,051	$ 13,558
Total debt	9,051	13,558
Less: current portion	(4,725)	(4,725)
Long-term portion of debt	$ 4,326	$ 8,833

Principal repayments on long-term debt over the next five years are as follows:

2023	$	4,725
2024		4,326
2025		-
2026		-
2027		-
Subsequent		-
Total	$	9,051

4. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5. Subsequent events

Management evaluated all activity of the Company through October 16, 2023 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.